November 14, 2018

Securities and Exchange Commission

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief, Office of Global Security Risk
Jennifer Hardy, Special Counsel

Re:

Infosys Limited

Form 20-F for the fiscal year ended March 31, 2018

Filed July 19, 2018

File No. 1-35754

Dear Ms. Blye:

Infosys Limited (“Infosys,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 9, 2018 (the “Comment Letter”), relating to the Company’s filing on July 19, 2018 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 (File No. 1-35754) (the “2018 Annual Report”).

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Form 20-F for the fiscal year ended March 31, 2018 filed on July 19, 2018

General

1.

Your website provides information about a strategic alliance with Huawei in which you jointly help clients with IT solutions. News reports indicate that Huawei offers its products and services in Sudan and Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about those countries in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and/or [Syria], including with their governments, whether through subsidiaries, partners, affiliates, or other direct or indirect arrangements.

We respectfully advise the Staff that the scope of our services to Huawei Technologies (“Huawei”) encompasses application development and testing services and applications support. In our business with Huawei, we support the Enterprise Business Group of Huawei that conducts business in Mexico, Brazil, Europe, India, Sri Lanka, Bangladesh, Myanmar, China, Australia, New Zealand, Japan, Singapore, Malaysia, and Thailand. Infosys has not entered into any contracts with Huawei that would require us to offer products to or provide services in Sudan or Syria.

In addition, we conducted a thorough review of our files and records for the past and current periods. We do not have any past, current, or anticipated clients to which services are or would be rendered in Syria or Sudan, nor do we have any past, current, or anticipated contacts with Syria or Sudan through subsidiaries, affiliates, resellers, distributors, or any other direct or indirect arrangements. We have identified only one customer, Expresso Telecom Group Ltd. (“Expresso”), a Dubai company which was an Infosys customer from 2009 to 2011, that appears to have any relationship to any sanctioned country. We now understand that Expresso was majority-owned by Sudatel Telecom Group Limited, the telecommunications provider in Sudan. However, Infosys had provided services to Expresso in Ghana, Mauritania, Senegal, Nigeria and the United Arab Emirates. No services or products were provided to Sudan. The services provided to Expresso, including the resale of a third party software license, were not provided by a U.S. company or any U.S. person. We do not believe that such services violated U.S. export controls or sanctions laws or regulations.

We employ procedures which have been designed to ensure that we do not provide our services to Sudan, Syria, or other countries subject to a U.S. embargo. We also continue to monitor changes in U.S. laws and implement procedures designed to conduct our business in compliance with U.S. export control laws and sanctions.

We respectfully submit that we have not provided in the past and are not currently providing any services in Sudan or Syria and hence we have not included disclosures about Syria and Sudan in the 2018 Annual Report.

If you have any questions or concerns with respect to the foregoing, please contact Inderpreet Sawhney at +1-469-229-9400, or by email at Inderpreet.Sawhney@infosys.com, or Steven V. Bernard at +1-650-320-4658, or by email at sbernard@wsgr.com.

Sincerely,

/s/ M.D. Ranganath

M.D. Ranganath

Chief Financial Officer, Infosys Limited

cc:	Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer, Infosys Limited
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.